Exhibit 12.1

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	2015	2014	2013	2012	2011	2016	2015
	(Dollars in millions)
Earnings:
Income before income taxes, continuing operations	$322	$135	$81	$23	$120	$144	$168
Add fixed charges:
Interest expense, including amortization of debt discount and expense	66	57	52	17	16	50	30
Estimated interest portion of rental expense	8	5	4	3	2	6	3
Total fixed charges	74	62	56	20	18	56	33
Total earnings available for fixed charges	$396	$197	$137	$43	$138	$200	$201

Fixed charges from above:	$74	$62	$56	$20	$18	$56	$33

Ratio of earnings to fixed charges	5.4	3.2	2.4	2.2	7.7	3.6	6.1

Total rent expense	$44	$32	$25	$20	$23	$31	$19
Interest factor	18%	16%	16%	14%	11%	18%	16%
Interest component of rental expense	$8	$5	$4	$3	$2	$6	$3